UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 333-

(Check one)
           [X]  Form 10-K and Form 10-KSB           [   ]  Form 11-K
   [   ]  Form 20-F    [    ]  Form 10-Q and Form 10-QSB           Form N-SAR

             For period ended:  December 31, 2001
                                -----------------

   [   ]  Transition Report on Form 10-K and Form 10-KSB

   [   ]  Transition Report on Form 20-F

   [   ]  Transition Report on Form 11-K

   [   ]  Transition Report on Form 10-Q and Form 10-QSB

   [   ]  Transition Report on Form N-SAR

             For the transition period ended: ________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________

================================================================================
                                     PART I
                             REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:                      ePHONE Telecom, Inc.

Former Name if Applicable:                    N/A

Address of principal executive                1145 Herndon Parkway
office (Street and Number):                   Suite 100
                                              Herndon, VA  20170


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================================================================================
                                     PART II
                             RULE 12B-25(b) AND (c)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ X ]        (a) The reasons described in reasonable detail in Part
             III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]        (c) the accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable

================================================================================
                                    PART III
                                    NARRATIVE
================================================================================

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

         Certain circumstances exist that would effect the nature of the opinion to be delivered by Grant Thornton LLP, the Registrant's independent auditors, with respect to the Registrant's financial statements for the fiscal year ended December 31, 2001 will not be known until the first week in April 2002. Under these circumstances, the Registrant will not be able to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 on Monday, April 1, 2002 as required.


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================================================================================
                                     PART IV
                                OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

                           Name:  Charlie Rodriguez

                           Area code and telephone number: (703) 787-7006

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                                           [X]  Yes            [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X]  Yes            [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

Due to the Company's change of Business Plans this year, it has realized a significant increase in revenues in 2001 versus 2000. However, the Company experienced a net operating loss for 2001.

                              ePHONE Telecom, Inc.
                  (Name Of Registrant As Specified In Charter)

have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

                                              Date   March 28, 2002

                                              By   /s/ Charlie Rodriguez
                                                   ---------------------
                                                   Charlie Rodriguez
                                                   Chief Financial Officer
                                                   ePHONE Telecom, Inc.